Item 6(a) H



                   CAPITALIZATION AND CAPITALIZATION RATIOS

                                 (IN THOUSANDS)




      The actual and pro forma capitalization of GPU, Inc. and Subsidiary Companies at March 31, 1999 is as follows:



                                    Actual           Pro Forma (3)
                             -----------------    -----------------
                               Amount       %       Amount       %
                             ----------   ----    ----------   ----
Long-term debt (1)           $4,765,164   52.7    $4,765,164   49.1
Notes payable                   232,378    2.6       710,871    7.3
Trust originated
 preferred securities               -      -         200,000    2.1
Subsidiary-obligated
 mandatorily redeemable
 preferred securities           330,000    3.6       330,000    3.4
Preferred stock (2)             126,741    1.4       126,741    1.3
Common equity                 3,602,116   39.7     3,578,700   36.8
                              ---------  -----     ---------  -----

      Total                  $9,056,399  100.0    $9,711,476  100.0
                              =========  =====     =========  =====





(1)   Includes securities due within one year of $431,796.
(2)   Includes securities due within one year of $2,500.
(3) The pro forma capitalization excludes $1,034,119 of GPU's proportionate share of non-recourse debt used to finance the acquisition of exempt wholesale generators and foreign utility companies, as defined under the Public Utility Holding Company Act of 1935, which debt is not consolidated for financial reporting purposes. After giving effect to the non-recourse debt, the pro forma percentages would be as follows: Long-term debt 54.0%; Notes payable 6.6%; Trust originated preferred securities 1.8%; Subsidiary-obligated mandatorily redeemable preferred securities 3.1%; Preferred stock 1.2%; and Common equity 33.3%.